Exhibit 3.1

Certificate of Amendment

of

Articles of Incorporation of

TIBURON INTERNATIONAL TRADING CORP.

Article I is hereby amended and restated in its entirety to read as follows:

The name of the corporation is Fact, Inc.

Article III is hereby amended and restated in its entirety to read as follows:

The Corporation is authorized to issue 150,000,000 shares of common stock (the “Common Stock”), par value per share $0.001.

Stock Split of the Outstanding Common Stock: upon the effectiveness (the “Effective Time”) of this Certificate of Amendment to the Articles of Incorporation of the Corporation, each share of the Common Stock (the “Old Common Stock”), issued and outstanding immediately prior to the Effective Time, will automatically be reclassified as or turn into twenty (20) shares of the Common Stock of the Corporation (the “Stock Split”) as has been determined by the board of directors in its sole discretion and publicly announced by the Corporation at least three days prior to effectiveness of this Certificate of Amendment (the “Stock Split”). Notwithstanding the foregoing, no fractional shares shall be issued in connection with the Stock Split. Fractional shares shall be rounded up to the nearest whole share. Each certificate that immediately prior to the Effective Time represented shares of the Old Common Stock (“Old Certificate”), shall thereafter and without the necessity for presenting the same for exchange, represent that number of shares of Common Stock as equals the quotient obtained by multiplying the number of shares of the Old Common Stock represented by such Old Certificate immediately prior to the Effective Time by twenty (20), subject to the rounding up of any fractional share interests as described above; provided that, however, each person holding of record an Old Certificate shall receive, upon surrender of such Certificate, a new certificate evidencing and representing the number of shares of capital stock to which such person is entitled under the foregoing reclassification.